SCHEDULE C

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person within the past sixty days. All transactions were effectuated in the open market through a broker, except where otherwise noted.

OASIS INVESTMENTS II MASTER FUND LTD.

Trade Date	Shares Purchased (Sold)	Price ($)*

05/07/2026	(720)	30.03
05/26/2026	(10,000)	29.05
06/30/2026	(10,000)	28.90
07/02/2026	(117,612)	28.03

*       Excluding commissions, SEC fees, etc. (rounded to nearest cents).